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                             August 4, 2021

       Pedro Arnt
       Co-CEO and Director
       MELI Kaszek Pioneer Corp
       78 SW 7th Street
       Individual Office No. 07-156
       Miami, Florida 33130

                                                        Re: MELI Kaszek Pioneer
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 26,
2021
                                                            CIK No. 0001870258

       Dear Mr. Arnt:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Adam Brenneman